Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
In thousands	2013	2012	2011		2010		2009
Earnings (loss) before tax:
Earnings (loss) before tax	$8,741	$10,177	$4,751		$(124,605)		$(111,185)
Add: Total fixed charges	978	1,373	1,783		2,129		2,981
Adjusted Earnings	$9,719	$11,550	$6,534		$(122,476)		$(108,204)

Fixed Charges:
Interest	$311	$629	$668		$808		$1,382
Portion of rental expense representative of the interest factor(1)	667	744	1,115		1,321		1,599
Total Fixed Charges	$978	$1,373	$1,783		$2,129		$2,981

Ratio of Earnings to Fixed Charges(2)	9.94	8.41	3.66	(3)	—	(4)	—	(5)

(1)	For purposes of calculating fixed charges, an interest factor of one-third was applied to total rental expense.

(2)	Adjusted earnings for the years ended December 31, 2010 and 2009 were not sufficient to provide for fixed charges.

(3)
For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a charge of $1,988 related to the withdrawal from a defined benefit plan of the former parent company. Excluding the pension charge, the adjusted earnings would have been $8,522 and the ratio of earnings to fixed charges would have been 4.8.

(4)
For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings include a non-cash charge for asset impairments of $3,404 and $132,346 related to the withdrawal from a defined benefit plan of the former parent company. Excluding the non-cash impairment and pension charges, the adjusted earnings would have been $13,274 and the ratio of earning to fixed charges would have been 6.2.

(5)
For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings include a non-cash charge for asset impairments of $106,389. Adjusted earnings are not sufficient to provide for fixed charges.